Exhibit 99.1

EXECUTION VERSION

UNDERWRITING AGREEMENT

January 12, 2022

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1

Attention:  Mr. Arun Banskota, President and Chief Executive Officer

Dear Sirs and Mesdames:

Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”), acting severally and not jointly, the respective amounts set forth in such Schedule A of $750,000,000 aggregate principal amount of the Corporation’s 4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due January 18, 2082 (the “Notes”).  BofA Securities, Inc. (“BofA Securities”) and Wells Fargo Securities, LLC (“Wells Fargo Securities”) have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Notes (the “Offering”).

The Notes will be issued pursuant to an indenture, dated as of October 17, 2018 (the “Base Indenture”), among the Corporation, American Stock Transfer & Trust Company, LLC, as the U.S. Trustee (the “U.S. Trustee”) and TSX Trust Company (as successor to AST Trust Company (Canada)), as the Canadian Co-Trustee (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees”).  Certain terms of the Notes will be established pursuant to a third supplemental indenture to be dated as of the Closing Date (as defined in Article I below) to the Base Indenture (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).  The Notes will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”), pursuant to a Letter of Representations, to be dated on or before the Closing Date (the “DTC Agreement”), by the Corporation to the Depositary.

Concurrently with the execution of this Agreement, the Corporation entered into an underwriting agreement with, inter alia, RBC Dominion Securities Inc., TD Securities Inc., Merrill Lynch Canada Inc. and Wells Fargo Securities Canada, Ltd. providing for the issuance and sale by the Corporation to the several underwriters listed therein (the “Concurrent Canadian Offering”) of C$400,000,000 aggregate principal amount of the Corporation’s 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082 (the “Canadian Dollar Notes”).  The Concurrent Canadian Offering will be made in each of the provinces and territories of Canada pursuant to a Canadian prospectus supplement filed under the Canadian Base Prospectus (as defined in Article I below).  The completion of the Offering and the completion of the Concurrent Canadian Offering are not conditional on each other.

The agreement resulting from the acceptance of this Agreement by the Corporation shall be subject to the following terms and conditions:

ARTICLE I
DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“Acquisition” means the proposed acquisition by Liberty Utilities of Kentucky Power and Kentucky TransCo pursuant to the terms of the Acquisition Agreement;

“Acquisition Agreement” means the stock purchase agreement dated October 26, 2021 between Liberty Utilities, as purchaser, and AEP and AEP TransCo, as sellers, pursuant to which the Corporation will acquire Kentucky Power and Kentucky TransCo;

“AEP” means American Electric Power Company, Inc., a New York corporation;

“AEP TransCo” means AEP Transmission Company, LLC, a Delaware limited liability company;

“Agreement” means this agreement, dated as of the date hereof, by and between the Corporation and the Representatives;

“Algonquin Companies” means those companies and corporations as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Entities” means, collectively, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

“Algonquin Partnerships” means those partnerships as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Trusts” means those trusts as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Annual Information Form” means the annual information form of the Corporation dated as of March 4, 2021;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 6.1(uu) hereof;

“Applicable Securities Laws” means all Canadian Securities Laws and all applicable securities laws in the United States and the respective rules, regulations, instruments, blanket orders and blanket rulings thereunder together with all applicable published policies, policy statements and notices of the Canadian Securities Regulators and the Securities Commissions, as applicable;

“Atlantica” means Atlantica Sustainable Infrastructure plc, a public limited company incorporated under the laws of England and Wales;

“Base Indenture” has the meaning ascribed thereto on the first page hereof;

“Base Prospectus” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

“Beneficiaries” has the meaning ascribed thereto in Section 2(e) of Schedule B hereto;

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“BofA Securities” has the meaning ascribed thereto on the first page hereof;

“Bribery Act” has the meaning ascribed thereto in Section 6.1(ss) hereof;

“Business Day” means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario, Canada, or the City of New York, State of New York, United States;

“Canadian Base Prospectus” means the (final) unallocated short form base shelf prospectus of the Corporation dated November 18, 2021, filed with the Canadian Securities Regulators in connection with the qualification for distribution of the Corporation’s unsecured debt securities, including the Notes, subscription receipts, common shares, preferred shares, warrants, share purchase contracts, share purchase or equity units and units in each of the provinces and territories of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Co-Trustee” has the meaning ascribed thereto on the first page hereof;

“Canadian Dollar Notes” has the meaning ascribed thereto on the first page hereof;

“Canadian Preliminary Prospectus” has the meaning ascribed thereto in Section 2.1(c) hereof;

“Canadian Preliminary Prospectus Supplement” has the meaning ascribed thereto in Section 2.1(c) hereof;

“Canadian Prospectus” has the meaning ascribed thereto in Section 2.2 hereof;

“Canadian Prospectus Supplement” has the meaning ascribed thereto in Section 2.2 hereof;

“Canadian Securities Laws” means the applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Regulators in each of the provinces and territories of Canada;

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada;

“Claim” has the meaning ascribed thereto in Section 1(a) of Schedule B hereto;

“Closing” has the meaning ascribed thereto in Section 8.1 hereof;

“Closing Date” means the date on which the purchase of the Notes will be completed which is scheduled for January 18, 2022 or such later date as the Corporation and the Underwriters mutually agree in writing;

“Concurrent Canadian Offering” has the meaning ascribed thereto on the first page hereof;

“Corporation” has the meaning ascribed thereto on the first page hereof;

“Corporation Additional Written Communication” has the meaning ascribed thereto in Section 6.1(h) hereof;

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time or both would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) issued by the Corporation or any of its subsidiaries, the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any of its subsidiaries;

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable;

“Depositary” has the meaning ascribed thereto on the first page hereof;

“Disclosure Package” means (i) the Preliminary Prospectus, (ii) each Issuer Free Writing Prospectus, if any, identified in Annex I hereto, and (iii) any other free writing prospectus that the parties hereto shall hereafter expressly agree in writing to treat as a part of the Disclosure Package;

“documents incorporated by reference” means, collectively, those documents incorporated by reference or deemed to be incorporated by reference in the Canadian Prospectus or any amendment thereto, including any other document prepared by the Corporation and filed with the Canadian Securities Regulators after the date of this Agreement and before the completion of the distribution of the Notes that is of a type that is required to be incorporated by reference in the Canadian Prospectus or any amendment thereto pursuant to NI 44-101;

“DTC Agreement” has the meaning ascribed thereto on the first page hereof;

“Environmental Laws” means any Canadian, United States and other foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment, natural resources or to hazardous or toxic substances or wastes, pollutants or contaminants;

“Exchange” means the Toronto Stock Exchange;

“Facilities” has the meaning ascribed thereto in Section 6.1(gg) hereof;

“FCPA” has the meaning ascribed thereto in Section 6.1(ss) hereof;

“Final Receipt” has the meaning ascribed thereto in Section 2.1(a) hereof;

“Final Term Sheet” has the meaning ascribed thereto in Section 4.9 hereof;

“FINRA” has the meaning ascribed thereto in Section 6.1(x) hereof;

“Indemnified Parties” and “Indemnified Party” have the meaning ascribed thereto in Article IX hereof;

“Indemnifier” has the meaning ascribed thereto in Section 2(a) of Schedule B hereto;

“Indenture” has the meaning ascribed thereto on the first page hereof;

“Initial Sale Time” means 5:35 p.m. on January 12, 2022;

“Investment Company Act” has the meaning ascribed thereto in Section 6.1(p) hereof;

“Investor Presentation” means the Investor Presentation of the Corporation dated January 10, 2022 entitled “Investor Presentation.”

“Issuer Free Writing Prospectus” means any issuer free writing prospectuses as defined in Rule 433 under the 1933 Act, including the Final Term Sheet and the Investor Presentation, in each case filed with the SEC pursuant to Rule 433;

“IT Systems and Data” has the meaning ascribed thereto in Section 6.1(vv) hereof;

“Kentucky Power” means Kentucky Power Company, a Kentucky corporation;

“Kentucky TransCo” means AEP Kentucky Transmission Company, Inc., a Kentucky corporation;

“Liberty Utilities” means Liberty Utilities Co., a Delaware corporation;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Change” has the meaning ascribed thereto in Section 6.1(nn) hereof;

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to (i) the condition (financial or otherwise), earnings, properties, assets, business, operations or results of operations of the Corporation and its subsidiaries, taken as a whole (which, for greater certainty, includes anything that would result in the Disclosure Package containing a misrepresentation within the meaning of Applicable Securities Laws), or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement, the Indenture or the Notes;

“Material Contract” has the meaning ascribed thereto in Section 6.1(ll) hereof;

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements adopted by the Canadian Securities Regulators;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Canadian Securities Regulators in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions adopted by the Canadian Securities Regulators in respect of shelf distributions;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Regulators;

“Notes” has the meaning ascribed thereto on the first page hereof;

“NYSE” means the New York Stock Exchange;

“Offering” has the meaning ascribed thereto on the first page hereof;

“Ontario Securities Laws” means the requirements under the Securities Act (Ontario) and the securities rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario;

“OSC” means the Ontario Securities Commission;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators and its related memorandum of understanding;

“Permits” means all permits, consents, waivers, applications, authorizations, licenses, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Permitted Free Writing Prospectus” has the meaning ascribed thereto in Section 4.10 hereof;

“Preliminary Prospectus” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Prospectus” means, collectively, the Base Prospectus and the Prospectus Supplements, including the documents incorporated or deemed to be incorporated by reference therein, and any Prospectus Amendment;

“Prospectus Amendment” means any amendment to the Prospectus;

“Prospectus Delivery Period” means such period beginning on the date of this Agreement and ending on the later of the Closing Date or such date as, in the opinion of counsel for the Underwriters, the U.S. Prospectus is no longer required by Applicable Securities Laws to be delivered in connection with sales of the Notes by an Underwriter or dealer, including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the 1933 Act;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Registration Statement” has the meaning ascribed thereto in Section 2.1(b) hereof;

“Related Judgment” has the meaning ascribed thereto in Section 19.3 hereof;

“Related Proceedings” has the meaning ascribed thereto in Section 19.3 hereof;

“Representation Date” has the meaning ascribed thereto in Section 6.1 hereof;

“Representatives” has the meaning ascribed thereto on the first page hereof;

“Sanctions” has the meaning ascribed thereto in Section 6.1(tt) hereof;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” mean, collectively, the SEC and any other applicable securities regulatory authority in each other jurisdiction as may be agreed to by the Corporation and the Underwriters;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Specified Courts” has the meaning ascribed thereto in Section 19.3 hereof;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Canadian Securities Regulators or the SEC;

“Third Supplemental Indenture” has the meaning ascribed thereto on the first page hereof;

“Time of Closing” means 8:00 a.m. (New York City time) on the Closing Date;

“Trust Indenture Act” has the meaning ascribed thereto in Section 6.1(a) hereof;

“Trustees” has the meaning ascribed thereto on the first page hereof;

“Underwriters” has the meaning ascribed thereto on the first page hereof;

“Underwriting Commission” has the meaning ascribed thereto in Section 3.1 hereof;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Base Prospectus” has the meaning ascribed thereto in Section 2.1(b) hereof;

“U.S. Preliminary Prospectus” has the meaning ascribed thereto in Section 2.1(d) hereof;

“U.S. Preliminary Prospectus Supplement” has the meaning ascribed thereto in Section 2.1(d) hereof;

“U.S. Prospectus” has the meaning ascribed thereto in Section 2.3 hereof;

“U.S. Prospectus Supplement” has the meaning ascribed thereto in Section 2.3 hereof;

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder;

“U.S. Trustee” has the meaning ascribed thereto on the first page hereof; and

“Wells Fargo Securities” has the meaning ascribed thereto on the first page hereof.
Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.

ARTICLE II
FILING OF PROSPECTUS & REGISTRATION STATEMENT

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that:

(a)
in accordance with the Shelf Procedures, it has prepared and filed with the Canadian Securities Regulators the Canadian Base Prospectus and all such other documents as are required under Canadian Securities Laws, utilizing the Passport System and has obtained a receipt of the OSC dated November 19, 2021 in respect of the Canadian Base Prospectus, which receipt evidences that final receipts of the other Canadian Securities Regulators have been issued or deemed to be issued (the “Final Receipt”);

(b)
it has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-261010), which contains a base prospectus (including the documents incorporated by reference therein, the “U.S. Base Prospectus”) relating to the qualification for distribution of the Corporation’s unsecured debt securities, including the Notes, subscription receipts, preferred shares, common shares, warrants, share purchase contracts, share purchase or equity units and units in the United States.  Such registration statement, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the 1933 Act, including the documents incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness, is called the “Registration Statement”;

(c)
it has prepared and filed with the OSC, the preliminary prospectus supplement relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes, which it is permitted to exclude from such preliminary prospectus supplement (the “Canadian Preliminary Prospectus Supplement” and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”); and

(d)
it has prepared and filed with the SEC the preliminary prospectus supplement relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes (the “U.S. Preliminary Prospectus Supplement” and together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”).

2.2
The Corporation shall prepare and file, as soon as reasonably possible and in any event within two Business Days after the date of execution and delivery of this Agreement with the OSC in accordance with Ontario Securities Laws, the final prospectus supplement relating to the offering of the Notes which includes the pricing and other information omitted from the Canadian Preliminary Prospectus (the “Canadian Prospectus Supplement” and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”).

2.3
The Corporation shall prepare and file with the SEC, in accordance with the 1933 Act and the rules and regulations of the SEC, the final prospectus supplement relating to the offering of the Notes which includes the pricing and other information omitted from the U.S. Preliminary Prospectus (the “U.S. Prospectus Supplement” and together with the U.S. Base Prospectus, is hereinafter called the “U.S. Prospectus”).

2.4
The Corporation has allowed the Underwriters to participate fully in the preparation of the U.S. Preliminary Prospectus Supplement and the Canadian Preliminary Prospectus Supplement prior to their respective filings and agrees to allow the Underwriters, prior to the filing of the Prospectus Supplements, to participate fully in the preparation of the Prospectus Supplements and such other documents as may be required under Applicable Securities Laws to (a) qualify the Notes in Ontario (solely for the purpose of registering the Notes for sale in the United States under the multi-jurisdictional disclosure system adopted in the United States and Canada), (b) register the Notes with the SEC, and (c) to allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require in order to fulfill the Underwriters’ obligations as underwriters.

ARTICLE III
PURCHASE AND SALE

3.1
Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions herein, the Corporation agrees to issue and sell to the several Underwriters, severally and not jointly, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the aggregate principal amount of Notes set forth opposite their names on Schedule A herein at a purchase price of 100.00% of the principal amount thereof, plus accrued interest, if any, from January 18, 2022 to the Closing Date, payable on the Closing Date. As compensation to the Underwriters for their respective commitments hereunder, on the Closing Date, the Corporation will pay to the Representatives for the accounts of the several Underwriters, an underwriting commission (the “Underwriting Commission”) with respect to the Notes equal to 1.00% of the principal amount of the Notes. The parties agree that (x) the Underwriters shall set off the Underwriting Commission against a corresponding portion of the purchase price payable to the Corporation on the Closing Date under this Section 3.1 and (y) the payment by the Underwriters of the purchase price set forth in this Section 3.1 net of the Underwriting Commission shall be full satisfaction of the Underwriters’ obligation to pay the purchase price set forth in this Section 3.1 for the Notes and the Corporation’s obligation to pay the Underwriting Commission.

3.2
The Representatives hereby advise the Corporation that the Underwriters intend to offer for sale to the public, as described in the Disclosure Package, their respective portions of the Notes as soon after the execution of this Agreement as the Representatives, in their sole judgment, have determined is advisable and practicable.

ARTICLE IV
COVENANTS OF THE CORPORATION

4.1
The Corporation, subject to Section 4.2 hereof, will comply with the requirements under the 1933 Act and the other Applicable Securities Laws, and will promptly notify the Representatives, and confirm the notice in writing, of (a) the effectiveness during the Prospectus Delivery Period of any post‑effective amendment to the Registration Statement or the filing of any supplement or amendment to the U.S. Preliminary Prospectus or the U.S. Prospectus, (b) the receipt of any comments from the SEC during the Prospectus Delivery Period, (c) any request by the SEC for any amendment to the Registration Statement or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Prospectus or for additional information, and (d) the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Prospectus, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes, including Section 8A proceedings under the 1933 Act.  The Corporation will promptly effect the filings necessary pursuant to the 1933 Act and will take such steps as it deems necessary to ascertain promptly whether the U.S. Preliminary Prospectus and the U.S. Prospectus transmitted for filing with the SEC was received for filing by the SEC and, in the event that it was not, it will promptly file such document.  The Corporation will use its reasonable best efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

4.2
During the Prospectus Delivery Period, the Corporation will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement, or any amendment, supplement (including any prospectus supplement) or revision to the Disclosure Package or the U.S. Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall reasonably object (it being agreed that all references in this Agreement to information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the Prospectus or the Preliminary Prospectus shall be deemed to mean and include all such information which is or is deemed to be incorporated by reference in or otherwise deemed under Applicable Securities Laws to be a part of or included in the Registration Statement, the Prospectus or the Preliminary Prospectus, as the case may be, prior to the Initial Sale Time; and all references in this Agreement to amendments or supplements to the Registration Statement, the Prospectus or the Preliminary Prospectus shall be deemed to include the filing of any document under the 1934 Act, which is or is deemed to be incorporated by reference or otherwise deemed to be a part of or included in the Registration Statement, the Prospectus or the Preliminary Prospectus, as the case may be, after the Initial Sale Time).

4.3
The Corporation shall deliver or cause to be delivered (i) to the Representatives, without charge, a signed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) to each Underwriter a conformed copy of the Registration Statement as originally filed with the SEC and each amendment thereto, in each case including all exhibits and consents filed therewith.

4.4
The Preliminary Prospectus and the Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to any electronically transmitted copies thereof filed with the SEC or available on SEDAR.

4.5
The Corporation shall deliver to each of the Underwriters, without charge, as many copies of the U.S. Preliminary Prospectus as such Underwriter may reasonably request, and the Corporation hereby consents to the use of such copies for purposes permitted by the 1933 Act or the other Applicable Securities Laws. The Corporation will furnish to each Underwriter, without charge, during the Prospectus Delivery Period, such number of copies of the U.S. Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representatives may reasonably request.

4.6
The Corporation will comply in all material respects with all requirements imposed upon it by the 1933 Act and the 1934 Act so as to permit the completion of the distribution of the Notes as contemplated in this Agreement and in the Registration Statement, the Disclosure Package and the U.S. Prospectus.  If at any time during the Prospectus Delivery Period, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Corporation, to amend the Registration Statement in order that the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or to amend or supplement the Disclosure Package or the U.S. Prospectus in order that the Disclosure Package or the U.S. Prospectus, as the case may be, will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the Initial Sale Time or at the time it is delivered or conveyed to a purchaser, not misleading, or if it shall be necessary, in the opinion of either such counsel, at any such time to amend the Registration Statement or amend or supplement the Disclosure Package or the U.S. Prospectus in order to comply with the requirements of any law, the Corporation will (1) notify the Representatives of any such event, development or condition and (2) promptly prepare and file with the SEC, such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Disclosure Package or the U.S. Prospectus comply with such law, and the Corporation will furnish to the Underwriters, without charge, such number of copies of such amendment or supplement as the Underwriters may reasonably request.

4.7
During the Prospectus Delivery Period, the Corporation shall file, on a timely basis, with the Canadian Securities Regulators, the Securities Commissions, the Exchange and the NYSE all reports and documents required to be filed under the Applicable Securities Laws.

4.8
During the period commencing on the date hereof and ending on the Closing Date, the Corporation will not, without the prior written consent of the Representatives (which consent may be withheld at the sole discretion of the Representatives), directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the 1934 Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the 1933 Act in respect of, any debt securities of the Corporation similar to the Notes or securities exchangeable for or convertible into debt securities similar to the Notes (other than as contemplated by (i) this Agreement with respect to the Notes and (ii) the Canadian Dollar Notes in respect to the Concurrent Canadian Offering.).

4.9
The Corporation will prepare a final term sheet containing only a description of the Notes, in a form approved by the Underwriters and attached as Exhibit A hereto, and will file such term sheet pursuant to Rule 433(d) under the 1933 Act within the time required by such rule (such term sheet, the “Final Term Sheet”).  Any such Final Term Sheet is an Issuer Free Writing Prospectus for purposes of this Agreement.

4.10
The Corporation represents that it has not made, and agrees that, unless it obtains the prior written consent of the Representatives, it will not make, any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the 1933 Act) required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the 1933 Act; provided that the prior written consent of the Representatives shall be deemed to have been given in respect of any Issuer Free Writing Prospectuses included in Annex I to this Agreement.  Any such free writing prospectus consented to or deemed to be consented to by the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the 1933 Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.  The Corporation consents to the use by any Underwriter of a free writing prospectus that (a) is not an “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act, and (b) contains only (i) information describing the preliminary terms of the Notes or their offering, (ii) information permitted by Rule 134 under the 1933 Act or (iii) information that describes the final terms of the Notes or their offering and that is included in the Final Term Sheet of the Corporation contemplated in Section 4.9. From the date of commencement of the distribution of the Notes to the date such distribution ceases, each Underwriter will not make use of any “bluesheet” or provide any other Marketing Materials in respect of the Notes without the approval of the Corporation and the Representatives and no “standard term sheet” (as defined in NI 41-101) in respect of the Notes will be provided by them to any potential investors of the Notes without the approval of the Corporation and the Representatives.

4.11
Except for any Permitted Free Writing Prospectus, the Corporation agrees that it has not and will not distribute during the term of this Agreement, any Marketing Materials in connection with the offering and sale of the Notes other than the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus reviewed and consented to by the Underwriters, provided that the Underwriters, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Securities Regulators any Marketing Materials that otherwise would not be required to be filed by the Corporation, but for the action of the Underwriters.  For clarity, the Corporation and the Representatives, on behalf of the Underwriters, have approved the template version (as defined in NI 41-101) of the Final Term Sheet and the Investor Presentation incorporated by reference in the Canadian Prospectus Supplement.

4.12
The Corporation agrees to pay the required OSC and SEC filing fees relating to the Notes and any other fees required by the Canadian Securities Regulators within the time required by and in accordance with the Applicable Securities Laws.

4.13
The Corporation has not taken and will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Corporation to facilitate the sale or resale of the Notes.

4.14
The Corporation shall apply the net proceeds received by it from the sale of the Notes substantially in the manner described under the caption “Use of Proceeds” in the Preliminary Prospectus and the Prospectus.

4.15
The Corporation shall use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Notes.

ARTICLE V
NOTICE OF MATERIAL CHANGE

5.1

(a)	During the Prospectus Delivery Period, the Corporation shall promptly notify the Underwriters in writing of:

(i)
any material fact that has arisen or has been discovered which would have been required to have been stated in the Disclosure Package, the Prospectus or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document;

(ii)
any material change (as defined in Applicable Securities Laws) (actual, anticipated or, to the knowledge of the Corporation, threatened) in or affecting the business, operations, revenues, capital, properties, results of operations, affairs, assets, capitalization, condition (financial or otherwise), rights or liabilities (contingent or otherwise) of the Corporation; and

(iii)
any change in a material fact in the Disclosure Package, the Prospectus or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(A)	to render the Disclosure Package, the Prospectus or the Supplementary Material misleading or untrue;

(B)	would result in the Disclosure Package, the Prospectus or the Supplementary Material not complying with Applicable Securities Laws;

(C)	would reasonably be expected to have a significant adverse effect on the market price or value of the Notes or which would restrict or prevent the trading of the Notes; or

(D)	would be material to a prospective purchaser of the Notes.

(b)
In any such case described in Section 5.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Notes as contemplated hereunder.

(c)
The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 5.1.

ARTICLE VI
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE CORPORATION

6.1	The Corporation hereby represents, warrants and covenants to each Underwriter, as of the date hereof, as of the Initial Sale Time and as of the Closing Date (each, a “Representation Date”), that:

(a)
the Corporation meets the general eligibility requirements for use of Form F-10 under the 1933 Act, and the rules and regulations of the SEC, has filed the Registration Statement in respect of the Notes and has appointed an agent for service of process on Form F-X in connection with the filing of the Registration Statement.  The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings, including Section 8A proceedings under the 1933 Act, for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any of the Securities Commissions, and any request on the part of any of the Securities Commissions for additional information has been complied with.  In addition, the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated thereunder (the “Trust Indenture Act”);

(b)
at the respective times the Registration Statement and any post-effective amendments thereto became effective and at each Representation Date, the Registration Statement and any amendments thereto complied and will comply in all material respects with the applicable requirements of Applicable Securities Laws; the Registration Statement as of its effective date did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and the Base Prospectus as supplemented by the Prospectus Supplements will not, as of the filing date of the Prospectus Supplements, as of the Time of Closing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Base Prospectus or the Prospectus Supplements, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1(a) of Schedule B hereto. The Preliminary Prospectus and the Prospectus, at the time each was or hereafter is filed with the OSC and the SEC, complied in all material respects with the Applicable Securities Laws, and the Preliminary Prospectus and the Prospectus delivered to the Underwriters for use in connection with the offering of the Notes will, at the time of such delivery, be identical to any electronically transmitted copies thereof filed with the SEC or available on SEDAR;

(c)	the Corporation is eligible to use the Shelf Procedures and each of the Canadian Securities Regulators has issued or is deemed to have issued a receipt for the Canadian Base Prospectus;

(d)
as of the Initial Sale Time, the Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1(a) of Schedule B hereto;

(e)
the documents incorporated or deemed incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Prospectus, that have not been superseded or modified, (i) when they were, including any amendment or supplement, or hereafter are, filed with the Canadian Securities Regulators or the SEC, as applicable, complied or will comply in all material respects to the requirements of the Applicable Securities Laws; and (ii) when read together with the other information in the Disclosure Package, at the Initial Sale Time, and when read together with the other information in the Prospectus at the date of the Prospectus and at the Closing Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(f)
(i) at the time of filing the Registration Statement and (ii) as of the execution of this Agreement (with such date being used as the determination date for purposes of this clause (ii)), the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 under the 1933 Act), without taking account of any determination by the SEC pursuant to Rule 405 under the 1933 Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(g)
each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the offering of Notes under this Agreement or until any earlier date that the Corporation notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectus or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified.  Each such Issuer Free Writing Prospectus, when taken together with the Disclosure Package, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Preliminary Prospectus or the Prospectus, the Corporation has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict.  The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1(a) of Schedule B hereto;

(h)
the Corporation has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Notes, any offering material in connection with the offering and sale of the Notes other than the Registration Statement, the Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and included in Annex I hereto or any electronic road show or other written communications reviewed and consented to by the Representatives and listed on Annex II hereto (each, a “Corporation Additional Written Communication”).  Each such Corporation Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Corporation Additional Written Communication based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1(a) of Schedule B hereto;

(i)
there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the Offering contemplated by this Agreement, except for such rights as have been duly waived;

(j)
this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(k)
the Base Indenture has been duly authorized, executed and delivered and has been duly qualified under the Trust Indenture Act, and the Third Supplemental Indenture has been duly authorized, and on the Closing Date will be duly executed and delivered by the Corporation and will constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles; and the Conversion Preferred Shares (as defined, and issuable in the circumstances described, in the Registration Statement, the Disclosure Package and the Prospectus) have been duly authorized by the Corporation out of its authorized and unissued preferred share capital, free from pre-emptive and other rights, and, if and when issued, such Conversion Preferred Shares will be validly issued and will be outstanding as fully paid and nonassessable preferred shares;

(l)
the Notes to be purchased by the Underwriters from the Corporation are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date, will have been duly executed by the Corporation and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles, and will be entitled to the benefits of the Indenture;

(m)
the Conversion Preferred Shares, the Notes and the Indenture conform, or will as of the Time of Closing conform, as applicable, in all material respects to the descriptions thereof contained in the Disclosure Package and the Prospectus;

(n)
Ernst & Young LLP, who have delivered their report with respect to the audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019, included or incorporated by reference, or to be included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus, are, with respect to the Corporation, independent chartered accountants, within the meaning of Canadian Securities Laws, and independent public accountants, within the meaning of the 1933 Act and the 1934 Act;

(o)
Ernst & Young, S.L., in its capacity as auditor of the financial and accounting information related to Atlantica included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus, are independent registered public accountants with respect to Atlantica within the meaning of the 1933 Act and the 1934 Act;

(p)
the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”).  The Corporation is not, and, after receipt of payment for the Notes and the Canadian Dollar Notes and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Prospectus, will not be, required to register as an “investment company” within the meaning of the Investment Company Act;

(q)
the Corporation has been duly organized and is validly existing as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets, and to carry on its undertaking, including issuing the Notes, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities and to enter into and perform its obligations under this Agreement. All necessary corporate action has been taken by the Corporation to authorize the delivery of the Prospectus and the Disclosure Package and the filing thereof, as the case may be, with the OSC or the SEC under the Applicable Securities Laws;

(r)
the Corporation is, and will at the Time of Closing be, a reporting issuer in each of the provinces and territories of Canada not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(s)
the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the provinces and territories of Canada and the Final Receipt continues to be effective pursuant to NI 44-102;

(t)
except as contemplated hereby and as otherwise disclosed in the Disclosure Package and the Prospectus, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Notes or Conversion Preferred Shares;

(u)	the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Notes;

(v)
except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Corporation, and, to the knowledge of the Corporation, each of the Algonquin Entities: (A) has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for noncompliance that would not individually or in the aggregate have a Material Adverse Effect; and (B) holds all necessary licenses, Permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing, and, except as disclosed in the Registration Statement, the Prospectus and the Disclosure Package, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(w)	the authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series;

(x)
no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation’s execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, by the Disclosure Package or by the Prospectus, except such as have been obtained or made by the Corporation and are in full force and effect under the Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority (the “FINRA”);

(y)
the execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Notes at the Time of Closing do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)
a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Algonquin Entities, or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)
a breach of or default or Debt Repayment Triggering Event under any indenture, agreement or instrument to which the Corporation or any of the Algonquin Entities is a party or by which the Corporation or any of the Algonquin Entities will be contractually bound at the Time of Closing, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)
any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Algonquin Entities, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(z)
except as otherwise disclosed in the Registration Statement, the Prospectus and the Disclosure Package, there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively), to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Algonquin Entities, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way, individually or in the aggregate, have a Material Adverse Effect or which questions the validity of the issuance of the Notes or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(aa)
each of the Algonquin Entities (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business, and (iv) is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification;

(bb)
all of the issued and outstanding common shares and other share capital of the Corporation have been duly authorized and validly issued and are fully paid and non-assessable.  All of the issued and outstanding shares or equity interests of each of the Algonquin Entities have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Prospectus, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except for any such security interests, mortgages, pledges, liens, encumbrances or claims that do not, individually or in the aggregate, have a Material Adverse Effect;

(cc)
the audited consolidated financial statements of the Corporation, including the auditors’ report and notes in respect thereof, the unaudited interim consolidated financial statements and notes in respect thereof and the unaudited comparative consolidated financial statements and notes in respect thereof, if any, incorporated by reference into the Registration Statement, the Disclosure Package and the Prospectus are complete and correct in all material respects, comply as to form with the accounting requirements of the Applicable Securities Laws, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein. Any selected financial data of the Corporation set forth in the Registration Statement, the Prospectus or the Disclosure Package presents fairly, on the basis stated therein, the financial data as at and for the period referenced therein; there are no financial statements (historical or pro forma) that are required pursuant to Applicable Securities Laws to be included in the Registration Statement, the Disclosure Package or the Prospectus (including, without limitation, as required by Rule 3-05 or Article 11 of Regulation S-X under the 1933 Act) that are not included as required;

(dd)
(i) other than (A) as set forth in the Registration Statement, the Disclosure Package and the Prospectus, (B) pursuant to indemnities granted in favor of the directors and officers of the Corporation and/or entities affiliated with the Corporation, (C) pursuant to guarantees and indemnities granted in favor of the Corporation and/or entities affiliated with the Corporation, which for greater certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, (D) pursuant to guarantees or indemnities granted in connection with acquisitions of assets or development, construction, financing or operation of projects or facilities by the Corporation or entities affiliated with the Corporation, which for greater certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, and debt or tax equity financings therefor, or (E) pursuant to guarantees or indemnities granted in connection with any existing senior credit facility; or, (ii) except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies, the Algonquin Trusts and, to the knowledge of the Corporation, the Algonquin Partnerships: (x) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment, in each case that is material to the Corporation and its subsidiaries taken as a whole, relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; or (y) is subject to any such material agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(ee)
to the knowledge of the Corporation, each of the Algonquin Entities has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(ff)
except as set forth in each of the Registration Statement, the Disclosure Package and the Prospectus, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Algonquin Entities, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location. Except as set forth in the Registration Statement, the Prospectus and the Disclosure Package, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation;

(gg)
except as set forth in the Registration Statement, the Prospectus and the Disclosure Package, or except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Corporation, each facility and project in which the Corporation has an economic interest as described in the Registration Statement, the Prospectus or the Disclosure Package (the “Facilities”) is in possession of all Permits required under existing law for the existing state of the construction and/or operation of the Facility and each such Permit has been obtained, is in full force and effect and does not require amendment. To the knowledge of the Corporation, except as disclosed in the Registration Statement, the Prospectus and the Disclosure Package, each of the parties identified in the Registration Statement, the Prospectus or the Disclosure Package, as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as set forth in each of the Registration Statement, the Prospectus or the Disclosure Package;

(hh)
except as otherwise set forth in the Registration Statement, the Prospectus and the Disclosure Package, or except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with industry practice, with reasonable deductibles;

(ii)	there has not been any reportable event (as defined in NI 51-102) with the auditors of the Corporation;

(jj)
other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, since January 1, 2020, the Corporation has not completed and has not announced any intention to complete any “significant acquisition” (as determined pursuant to NI 51-102);

(kk)
other than as disclosed in the financial statements referred to in Section 6.1(cc), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(ll)
the Corporation is not in violation of its constating documents, and each of the Algonquin Entities is not in violation of its constating documents in any material respect; and neither the Corporation nor any of the Algonquin Entities is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a “Material Contract”) to which it is a party or by which it may be bound or to which any of its properties or assets is subject which default, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect;

(mm)
the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Algonquin Entities, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(nn)
except as has been disclosed in the Registration Statement, the Disclosure Package and the Prospectus, subsequent to December 31, 2020, (i) neither the Corporation nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for such loss or interference which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) there has not been any material adverse change, actual or, to the knowledge of the Corporation, threatened, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole) (any such change is called a “Material Adverse Change”);

(oo)
no lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any material credit facility, material hedge facility or any other material commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation’s lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries;

(pp)
(A) the Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, since the end of the Corporation’s most recent audited fiscal year, there has been (i) no material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting; and (B) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement or the Prospectus presents fairly the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto;

(qq)
the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the 1934 Act;

(rr)
other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectus: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ss)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act;

(tt)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(uu)
the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance in all material respects with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti‑money laundering laws of the other jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the ”Anti‑Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti‑Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(vv)
(i) except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, (x) to the knowledge of the Corporation, there has been no security breach or other compromise of or relating to any of the Corporation’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect;

(ww)
except as mandated by an applicable governmental or regulatory authority, which mandates have not, individually or in the aggregate, had a Material Adverse Effect on the Corporation, as at the date hereof, and except as disclosed in the Prospectuses, there has been no suspension of the operations of the Corporation and its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak, which, individually or in the aggregate, has had a Material Adverse Effect;

(xx)
the Acquisition Agreement has been duly authorized, executed and delivered Liberty Utilities and constitutes a valid and binding agreement of Liberty Utilities, enforceable against Liberty Utilities in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(yy)	the representations and warranties of Liberty Utilities in the Acquisition Agreement are true and correct in all material respects (or in all respects if already qualified by materiality);

(zz)
to the knowledge of Liberty Utilities, the representations and warranties of AEP and AEP Transco contained in the Acquisition Agreement are true and correct in all material respects (or in all respects if already qualified by materiality);

(aaa)
neither the Corporation nor any of its subsidiaries has received notice of (i) any pending or threatened legal or governmental proceeding to which any party to the Acquisition Agreement is a party that could be expected to have a material adverse effect on the consummation of the Acquisition and to the knowledge of the Corporation no such proceeding is contemplated; (ii) any actual or alleged breach or default by any party of any provisions of the Acquisition Agreement and to the knowledge of the Corporation no event, condition, or occurrence exists which after notice or lapse of time (or both) would constitute a breach or default by any party to the Acquisition Agreement; or (iii) any disputes, termination, cancellation, amendment or renegotiation of the Acquisition Agreement, and to the knowledge of the Corporation no state of facts giving rise to any of the foregoing exists;

(bbb)
the Corporation has furnished a true, correct and complete copy of the Acquisition Agreement (including all exhibits and schedules thereto) to the Representatives; and the Acquisition Agreement has not been amended or terminated, nor have any terms or conditions thereof been waived in any material respect;

(ccc)
the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Acquisition Agreement will be terminated, or (ii) the Acquisition will not be completed in accordance with the terms of the Acquisition Agreement and otherwise in accordance with the disclosure in the Prospectus;

(ddd)
the proceeds of the Offering received by the Corporation in accordance with this Agreement will be used for the purposes described in the Prospectus (subject to any qualifications contained in the Prospectus); and

(eee)
no Canadian Securities Regulator or similar regulatory authority or the Exchange or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened.

ARTICLE VII
CONDITIONS OF CLOSING

7.1
The obligations of the several Underwriters to purchase and pay for the Notes as provided herein on the Closing Date will be conditional upon and subject to the accuracy of the representations and warranties on the part of the Corporation set forth in Section 6.1 hereof as of each Representation Date, as though then made, and to each of the following conditions being fulfilled at or prior to the Time of Closing which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (e), (f), (g), (h) and (i) may be waived in writing in whole or in part by the Representatives:

(a)
no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or be pending or threatened by the SEC or any Canadian Securities Regulator, any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Corporation shall not have received from the SEC any notice objecting to use of the registration statement under Form F-10 or the Canadian Base Prospectus, as applicable.  The Preliminary Prospectus and the Prospectus shall have been filed with the SEC and the OSC, as applicable, and the Corporation shall have made or obtained all other necessary filings, approvals, consents and acceptances of the OSC and the appropriate Securities Commissions, the Exchange and the NYSE required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)
the directors of the Corporation shall have authorized and approved this Agreement, the Indenture, the issuance of the Notes, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)
it shall be the case that, and the Corporation will deliver to the Underwriters a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer or an executive officer of the Corporation and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Representatives) addressed to the Underwriters and dated the Closing Date in form satisfactory to the Representatives, certifying that:

(i)	each of the Registration Statement, the Disclosure Package and the Prospectus is true and correct in all material respects and contains no misrepresentation;

(ii)
no Material Adverse Change has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or announced since the date of the Prospectus;

(iii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Notes or suspending the effectiveness of the Registration Statement has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)	the Corporation has not received from the SEC any notice pursuant to Rule 401(g)(2) under the 1933 Act objecting to use of the Form F-10 registration statement form;

(v)
the Corporation is a “reporting issuer” in each of the provinces and territories of Canada not in default of any requirement under Canadian Securities Laws, is eligible in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Canadian Securities Regulators at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other Applicable Securities Laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(vi)	the Corporation has complied with all agreements, covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vii)	each of the Corporation’s representations and warranties contained herein is true and correct as of the Time of Closing as though expressly made as of the Time of Closing; and

(viii)	such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may request, acting reasonably;

(d)
since the date of this Agreement, there shall not have occurred any downgrading in or withdrawal of, nor shall any notice have been given of any intended or potential downgrading or withdrawal or of any review for a possible change that does not indicate the direction of the possible change, the rating accorded any securities of the Corporation or any of its subsidiaries by any “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the 1934 Act;

(e)
the Representatives shall have received the favorable opinions of (i) Gibson, Dunn & Crutcher LLP, U.S. counsel to the Corporation, as to the laws of the United States and the State of New York applicable therein, and (ii) Blake, Cassels & Graydon LLP, counsel to the Corporation, as to the laws of Ontario and the laws of Canada applicable therein, each dated as of the Closing Date and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters;

(f)
the Representatives shall have received the favorable opinions of (i) Cravath, Swaine & Moore LLP, U.S. counsel to the Underwriters, and (ii) Bennett Jones LLP, Canadian counsel to the Underwriters, each dated as of the Closing Date and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters;

(g)	on the date hereof, the Representatives shall have received from:

(i)
Ernst & Young LLP, independent registered public accountants for the Corporation, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information of the Corporation included in the Registration Statement and the Disclosure Package; and

(ii)
Ernst & Young, S.L., independent registered public accountants for Atlantica, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives with respect to certain financial information of Atlantica included in the Registration Statement and the Disclosure Package;

(h)	on the Closing Date the Representatives shall have received from:

(i)
Ernst & Young LLP, independent registered public accountants for the Corporation, a letter dated such date, in form and substance satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information of the Corporation included in the Prospectus, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date; and

(ii)
Ernst & Young, S.L., independent registered public accountants for Atlantica, a letter dated such date, in form and substance satisfactory to the Representatives with respect to certain financial information of Atlantica included in the Prospectus, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date; and

(i)
on the date hereof and on the Closing Date, the Representatives shall have received a certificate of the Chief Financial Officer of the Corporation, in form and substance reasonably satisfactory to the Underwriters, with respect to certain financial information contained in the Disclosure Package, and, with respect to the certificate delivered on the Closing Date, the Prospectus.

7.2
In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the issuance and sale of the Notes, as the Underwriters may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Notes as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

ARTICLE VIII
CLOSING

8.1
The purchase of the Notes (the “Closing”) will be completed at the offices of U.S. counsel to the Corporation, Gibson, Dunn & Crutcher LLP, at 200 Park Avenue, New York, New York, United States, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions of Closing” by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article XVI.

8.2
At the Time of Closing, the Corporation shall deliver (i) the Notes to the Underwriters in book entry form through the facilities of the Depository for the account of the Underwriters against payment of the purchase price for such Notes by wire transfer of immediately available funds to the order of the Corporation or as the Corporation may otherwise direct in writing; and (ii) such further deliverables as may be contemplated herein or as the Underwriters may reasonably require.  The certificates for the Notes shall be in such denominations and registered in such names and denominations as the Representatives shall have requested at least two full Business Days prior to the Closing Date and shall be made available for inspection on the Business Day preceding the Closing Date at a location in New York City, as the Representatives may designate.  Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

8.3
All terms and conditions of this offer set forth under “Conditions of Closing” shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Notes by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

8.4
It is understood that each of the Representatives has been authorized, for its own account and for the account of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Notes that the Underwriters have agreed to purchase.  The Representatives may (but shall not be obligated to) make payment for any Notes to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

ARTICLE IX
INDEMNITY AND CONTRIBUTION

The Corporation will indemnify and hold harmless each of the Underwriters listed in Schedule A hereto and their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the successors and assigns of the foregoing persons (collectively, the “Indemnified Parties” or, individually, an “Indemnified Party”) against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule B, whether or not the transaction herein contemplated shall be completed.

Moreover, the Corporation will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Notes sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made, but only to the extent that such withholding or deduction does not arise in connection with amounts paid pursuant hereto to a non-resident person (for purposes of the Income Tax Act (Canada)) in respect of services of any nature whatever rendered in Canada.

ARTICLE X
TERMINATION RIGHTS

10.1
In addition to any other remedies which may be available to the Underwriters, the Representatives shall be entitled, at their option, to terminate and cancel, without any liability on the Representatives’ part, the Underwriters’ obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)
any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Notes, is made, trading in securities generally on either the NYSE or the Exchange shall have been suspended or limited, or minimum prices shall have been established on any of such stock exchanges by any Canadian Securities Regulator or FINRA, or any stop order preventing or suspending the use of any prospectus relating to the Notes has been issued, or proceedings are announced or commenced or, to the knowledge of the Corporation, threatened for the making of any such order, by any Canadian Securities Regulator, the SEC, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)	in the judgment of the Representatives there shall have occurred any Material Adverse Change;

(c)	a general banking moratorium shall have been declared by any United States federal, New York State or Canadian federal authorities;

(d)
there should develop any outbreak of hostilities or escalation involving the United States or Canada, which, in the judgment of the Representatives, materially adversely affects and makes it impracticable or inadvisable to market the Notes in the manner and on the terms described in the Disclosure Package or the Prospectus; or

(e)	there shall have occurred a material disruption in commercial banking or securities settlement or clearing services.

10.2
The Corporation shall make reasonable efforts to give notice to the Representatives (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a), (b), (c), (d) or (e) of Section 10.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Representatives to exercise this right at any time through to the Time of Closing.

10.3
The rights of termination contained herein may be exercised by the Representatives and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

10.4
The Representatives may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon the Underwriters, any such waiver or extension must be in writing and signed by the Representatives, and notified to the Corporation in the manner set forth in Article XV.

ARTICLE XI
EXPENSES

Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Notes shall be borne by the Corporation, including, without limitation: (i) all expenses incident to the issuance and delivery of the Notes (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes and any applicable sales or value-added taxes in connection with the issuance and sale of the Notes, (iii) all fees and expenses of the Corporation’s counsel, independent public or certified public accountants and other advisors to the Corporation, (iv) all costs and expenses incurred in connection with the preparation, filing and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Issuer Free Writing Prospectus, the Preliminary Prospectus, the Prospectus and all amendments and supplements thereto, and this Agreement, the Indenture, the DTC Agreement and the Notes, (v) all filing fees, reasonable and documented attorneys’ fees and expenses (such fees and expenses being limited to $15,000) incurred by the Corporation or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Notes for offer and sale under the state securities or blue sky laws, and, if requested by the Representatives, preparing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (vi) the filing fees incident to, and the reasonable and documented fees and disbursements of counsel (such fees and disbursements being limited to $10,000) to the Underwriters in connection with, the review, if any, by the FINRA of the terms of the sale of the Notes, (vii) the fees and expenses of the Trustees, including the reasonable fees and disbursements of counsel for the Trustees in connection with the Indenture and the Notes, (viii) any fees payable in connection with the rating of the Notes with the ratings agencies, (ix) all fees and expenses (including reasonable fees and expenses of counsel) of the Corporation in connection with approval of the Notes by the Depositary for “book-entry” transfer and (x) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Article XI.  Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters, in each case incurred in connection with or preparation for the Offering, shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Notes is not completed due to any refusal, inability or failure on the part of the Corporation to perform any agreement herein or to comply with the terms of this Agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

ARTICLE XII
AUTHORITY OF THE REPRESENTATIVES

The Representatives are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this Agreement or any agreement entered into by or on behalf of the Underwriters by the Representatives, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any matter relating to the indemnity and contribution provisions set forth in Article IX and Schedule B hereto.

ARTICLE XIII
SEVERAL OBLIGATIONS

13.1
The Underwriters’ entitlement to purchase the Notes at the Closing shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the respective amounts set forth in Schedule A hereto.

13.2
If one or more of the Underwriters shall fail or refuse to purchase its applicable aggregate principal amount of the Notes at the Time of Closing, and the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase such Notes and the aggregate principal amount of such Notes with respect to which such default occurs exceeds 10% of the aggregate principal amount of Notes to be purchased on such date, and arrangements satisfactory to the Representatives and the Corporation for the purchase of such Notes are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Article IX, Article XI, Section 19.2, Section 19.3, Section 19.4, Section 19.5 and Schedule B attached hereto shall at all times be effective and shall survive such termination.  In any such case, either the Representatives or the Corporation shall have the right to postpone the Closing Date but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement, any Issuer Free Writing Prospectus, the Preliminary Prospectus or the Prospectus or any other documents or arrangements may be effected.

Nothing in this Article XIII shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate principal amount of Notes or shall relieve any of the Underwriters in default hereunder from liability to the Corporation (it being agreed that nothing in this sentence shall alter any of the rights that the Underwriters have in this Agreement).

ARTICLE XIV
RECOGNITION OF THE U.S. SPECIAL RESOLUTION REGIMES

14.1
In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

14.2
In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

ARTICLE XV
NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention:                    Chief Legal Officer
Email:                          jennifer.tindale@APUCorp.com,
with a copy to notices@apucorp.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Attention:                    Mr. John T. Gaffney
Email:                          jgaffney@gibsondunn.com

and with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 4000
Toronto, Ontario
M5L 1A9
Attention: Mr. John Wilkin
Email: john.wilkin@blakes.com

(b)	If to the Representatives to:

BofA Securities, Inc.
1540 Broadway
NY8-540-26-02
New York, NY 10036
Attention: High Grade Transaction
Management/Legal
Email: dg.hg_ua_notices@bofa.com

and

Wells Fargo Securities, LLC
550 South Tryon Street, 5th Floor
Charlotte, NC 28202
Attention: Transaction Management
Email: tmgcapitalmarkets@wellsfargo.com

or to such other address or email address as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or email, and shall be deemed to have been received, if given by email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE XVI
SURVIVAL OF WARRANTIES, REPRESENTATIONS,
COVENANTS AND AGREEMENTS

All of the respective warranties, representations, covenants, indemnities, agreements and other statements of the Corporation, of its officers and the several Underwriters contained herein or delivered pursuant hereto (i) will remain operative and shall survive the purchase by the Underwriters of the Notes from the Corporation (including the delivery of and payment for the Notes sold hereunder) and shall continue in full force and effect notwithstanding any investigations the Underwriters may undertake or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or employees of any Underwriter, or any person controlling the Underwriter and (ii) will survive any termination of this Agreement.

ARTICLE XVII
ACCEPTANCE

17.1
If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Representatives.

17.2
All of the terms and conditions contained in this Agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Time of Closing will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Time of Closing.  It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in Article IX hereof and the payment of expenses referred to in Article XI hereof.

ARTICLE XVIII
NO ADVISORY OR FIDUCIARY RELATIONSHIP

18.1
The Corporation hereby acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the public offering price of the Notes and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the several Underwriters and any affiliate through which it may be acting, on the other hand, and the Corporation is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (b) in connection with each transaction contemplated hereby and the process leading to such transaction each of the Underwriters is and has been acting solely as principal and not as a financial advisor, agent or fiduciary of the Corporation or its affiliates, stockholders, creditors or employees or any other party; (c) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity and no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Corporation with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (d) the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation and that the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate; and (f) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

18.2
The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

ARTICLE XIX
GENERAL

19.1
If any Section, paragraph or provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

19.2
This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in that State.

19.3
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan  (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Corporation irrevocably appoints CT Corporation System as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

19.4
With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

19.5
THE CORPORATION (ON ITS BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS AND AFFILIATES) AND EACH OF THE UNDERWRITERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.6
This Agreement constitutes the entire agreement between the parties hereto pertaining to the Offering and supersedes all prior and contemporaneous agreements and all understandings and discussions, whether oral or written, of the parties in connection with the Offering contemplated by this Agreement, and there are no warranties, representations or other agreements between the parties in connection with the Offering of the Notes contemplated by the Agreement except specifically set forth herein.

19.7
The Corporation acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Corporation, its subsidiaries and/or the offering of the Notes that differ from the views of their respective investment banking divisions.  The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Corporation by such Underwriters’ investment banking divisions.  The Corporation acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to Applicable Securities Laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

19.8
This Agreement may be executed in any number of counterparts, and may be delivered originally or electronically, including by e-mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) in portable document format, and each such original or electronic copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.  The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

19.9
Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions included in Schedule B hereto, and is fully informed regarding said provisions.  Each of the parties hereto further acknowledges that the provisions of Schedule B hereto fairly allocate the risks in light of the ability of the parties to investigate the Corporation, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Disclosure Package and the Prospectus (and any amendments and supplements thereto), as required by the 1933 Act, the 1934 Act and the other Applicable Securities Laws.

19.10	Unless otherwise specified, all funds referred to in this Agreement shall be in U.S. dollars.

[remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Representatives the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
	Name:	Arun Banskota
	Title:	President and Chief Executive Officer

By:	/s/ Arthur Kacprzak
	Name:	Arthur Kacprzak
	Title:	Chief Financial Officer

[Signature Page to Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Underwriters as of the date first above written.

BofA Securities, Inc.
Wells Fargo Securities, LLC

Acting as Representatives of the several Underwriters named in the attached Schedule A.

BofA Securities, Inc.

By:	/s/ Shawn Cepeda
	Name:	Shawn Cepeda
	Title:	Managing Director

Wells Fargo Securities, LLC

By:	/s/ Carolyn Hurley
	Name:	Carolyn Hurley
	Title:	Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE A

UNDERWRITERS

Underwriters	Aggregate Principal Amount of Notes to be Purchased
BofA Securities, Inc.	$150,000,000
Wells Fargo Securities, LLC	$150,000,000
CIBC World Markets Corp.	$75,000,000
Morgan Stanley & Co. LLC	$75,000,000
Scotia Capital (USA) Inc.	$75,000,000
BMO Capital Markets Corp.	$45,000,000
J.P. Morgan Securities LLC	$45,000,000
National Bank of Canada Financial Inc.	$45,000,000
RBC Capital Markets, LLC	$45,000,000
TD Securities (USA) LLC	$45,000,000
Total	$750,000,000

A-1

SCHEDULE B

INDEMNIFICATION

Capitalized terms used but not defined in this Schedule B shall have the meanings assigned to them in the Agreement to which this Schedule is attached.

1.	Indemnity

(a)	Indemnity

The Corporation hereby agrees to indemnify and hold harmless the Indemnified Parties from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim, securityholder or derivative actions, arbitration proceedings or otherwise) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the Representatives specifically for inclusion therein) contained in the Agreement, Registration Statement, Disclosure Package, Prospectus, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)
any omission or alleged omission to state in the Registration Statement, Disclosure Package, Prospectus, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the Representatives specifically for inclusion therein) that is necessary in order to make the statements, in the light of the circumstances under which they were made (other than with respect to the Registration Statement), not misleading;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the Representatives specifically for inclusion therein) in the Registration Statement, Disclosure Package, Issuer Free Writing Prospectus, Corporation Additional Written Communication, Prospectus and any Supplementary Materials, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Notes;

(iv)
the non-compliance or alleged noncompliance by the Corporation with any Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

Except in respect of Claims arising under clause (i) or (ii) above, this indemnity shall cease to be available to an Indemnified Party if: (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of such Underwriter or Underwriters (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Registration Statement, Disclosure Package, Prospectus, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, or any Prospectus Amendments contained no misrepresentation shall constitute, “gross negligence” or “willful misconduct” for purposes of this Section 1 of this Schedule B or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Notes to such person, and (y) if the Prospectus (as so amended or supplemented) delivered by the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities and the Corporation provided the Prospectus (as so amended or supplemented) to the Underwriters at a time that would have permitted them to deliver it a reasonable amount of time in advance of such confirmation.  In such event, such Underwriter or Underwriters shall reimburse any funds advanced by the Corporation to such Underwriter or Underwriters pursuant to the indemnification contained in this Schedule B in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter or Underwriters in respect of such Claim.

The Corporation hereby acknowledges that the only information furnished to the Corporation by any Underwriter through the Representatives expressly for use in the Registration Statement, any Corporation Additional Written Communication, any Issuer Free Writing Prospectus, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto) are the statements set forth in the sixth, eleventh and twelfth paragraphs under the caption “Underwriting” in the Preliminary Prospectus and the Prospectus.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is prejudiced as a proximate result of that failure).  Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably.  The Corporation shall not be liable for any settlement of any such Claim or proceeding effected without its prior written consent.  The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of each Indemnified Party.

(c)	Right of Indemnity in Favor of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section 1 of this Schedule B in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, in the event the Corporation exercises its right pursuant to clause (b) to assume the defense, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless (i) the Corporation fails to assume the defense of such suit with legal counsel reasonably acceptable to such Indemnified Party on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Corporation and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Corporation and such Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule B is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the applicable Underwriter or Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand from the offering of the Notes; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand shall be deemed to be in the same respective proportions as the total proceeds (net of the underwriting commission, but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule B)) received by the Corporation from the issue and sale of the Notes, and the total underwriting commission by the applicable Underwriter or Underwriters, in each case, as set out in the table on the cover page of the Prospectus bear to the aggregate initial public offering price of the Notes on the cover page of the Prospectus. The relative fault of the Corporation on the one hand and of the applicable Underwriter or Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the applicable Underwriter or Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the applicable Underwriter or Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the applicable Underwriter or Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from an Underwriter or Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)
the portion of the full amount of the loss or liability giving rise to such contribution for which the applicable Underwriter or Underwriters are responsible, as determined in subsection 2(a) of this Schedule B, and

(ii)
the amount of the underwriting commissions actually received by the applicable Underwriter or Underwriters from the Corporation under the Agreement; provided that no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter or Underwriters in connection with the Notes underwritten by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule B shall be deemed to also constitute notice to the Corporation that a claim for contribution by the applicable Underwriter or Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favor of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule B, each of the Underwriters are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the “Beneficiaries”). In this regard, the applicable Underwriter or Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule B with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this Section 2 are several in proportion to the amounts set forth opposite their names in Schedule A of the Agreement and not joint.

3.	Severability

If any provision of Section 1 or 2 of this Schedule B is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

ANNEX I

Issuer Free Writing Prospectuses

Final Term Sheet dated January 12, 2022.

A-I-1

ANNEX II

Corporation Additional Written Communication

Investor Presentation dated January 10, 2022.

A-II-1

EXHIBIT A

FORM OF PRICING TERM SHEET

Exhibit A-1

FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-261010
January 12, 2022

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ALGONQUIN POWER & UTILITIES CORP.

US$750,000,000
4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due January 18, 2082
Preferred Shares Issuable Upon Automatic Conversion

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)

Security Type:	Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B of the Company due January 18, 2082 (the “Notes”)

Expected Ratings (S&P/Fitch)*:	BB+ (Negative) / BB+ (Stable)

Pricing Date:	January 12, 2022

Settlement Date**:	January 18, 2022 (T+3)

Maturity Date:	January 18, 2082

Principal Amount of Notes:	US$750,000,000

Denominations:	Minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof

Price to Public:	100.00%

Use of Proceeds:
The Company expects that the net proceeds of this offering and the net proceeds of the Concurrent Canadian Offering (as defined below) will be used to partially finance the Company’s acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Acquisition”), provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities of the Company and its subsidiaries.

While the Company intends to use the net proceeds as set out above, the offering is not conditional upon the closing of the Kentucky Power Acquisition and management of the Company will have discretion concerning the use of proceeds of the offering as well as the timing of such expenditures. See “Risk Factors” in the Company’s Preliminary Prospectus Supplement dated January 10, 2022.

Exhibit A-2

Interest Payment Dates:
The Company will pay interest on the Notes semi-annually in arrears on January 18 and July 18 of each year during which the Notes are outstanding until the Maturity Date (each such semi-annual date, an “Interest Payment Date”), commencing on July 18, 2022.

Interest:
The Notes will bear interest from, and including, the issue date to, but excluding, April 18, 2027 at a rate of 4.750% per annum.  On April 18, 2027 and on every fifth anniversary of such date thereafter (each such date an “Interest Reset Date”), the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate on the Business Day immediately preceding such Interest Reset Date (each, an “Interest Rate Calculation Date”) plus, (i) for the period from, and including, April 18, 2027 to, but excluding, April 18, 2032, 3.249%, (ii) for the period from, and including, April 18, 2032 to, but excluding, April 18, 2052, 3.499% and (iii) for the period from, and including, April 18, 2052 to, but excluding, the Maturity Date, 4.249%, in each case, to be reset on each Interest Reset Date.

Optional Deferral:
So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years.

Dividend Stopper Undertaking:
Unless the Company has paid all accrued and unpaid interest on the Notes, subject to certain exceptions, the Company will not (i) declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Notes, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.
“Dividend Restricted Shares” means, collectively, the preferred shares of the Company (including the Conversion Preferred Shares) and the Common Shares.
“Parity Notes” means any class or series of the Company’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up (including the Company’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 and the Company’s 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079).

Day Count Convention:	360-day year consisting of twelve 30-day months.

Business Day:
A day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Trustee’s corporate trust office is closed for business.

Exhibit A-3

Redemption Right:
The Company may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time and upon such conditions as may be specified in the applicable notice of redemption, on any date during a Par Call Period (as defined below) at a redemption price equal to 100% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

A “Par Call Period” means the period from, and including, the January 18 immediately preceding an Interest Reset Date to, and including, that particular Interest Reset Date.

At any time not during a Par Call Period, the Company may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the date fixed for redemption) that would be due if the Notes matured on the first day of the next succeeding Par Call Period, discounted to the date fixed for redemption (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

In the event that the Company redeems or purchases any of the Notes, the Company intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Company from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P), or a Tax Event.

Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

At any time within 120 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

For greater clarity, notwithstanding the occurrence of a Tax Event or Rating Event, the Company shall continue to have the option to redeem the Notes in accordance with its optional redemption right described above.

Exhibit A-4

Automatic Conversion:
The Notes, including accrued and unpaid interest thereon (including deferred interest), will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Company (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”).  As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Company shall automatically cease.  At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each US$1,000 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000.

Exhibit A-5

Subordination:
The Notes will be direct unsecured subordinated obligations of the Company. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries.

“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities (including the Notes) issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures or notes or obligations of the Company for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation.  As of September 30, 2021, the Company’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately US$1.17 billion.

Concurrent Canadian Offering:
Concurrently with this offering, the Company is also offering (the “Concurrent Canadian Offering”) C$400,000,000 aggregate principal amount of 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082.

CUSIP / ISIN:	CUSIP: 015857 AH8 ISIN: US015857AH86

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement dated January 10, 2022.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Company has not and does not intend to qualify the distribution of the Notes in Canada pursuant to a prospectus.

Exhibit A-6

The Company has filed a registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; or Wells Fargo Securities, LLC at 1-800-645-3751.

An investment in the Notes is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Company included and incorporated by reference in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment.

Owning the Notes may subject you to tax consequences in both in the United States and Canada. Such consequences may not be described fully in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment. Purchasers of the Notes should read the tax discussion contained in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a portion of the assets of the Company and said persons are located outside the United States.

This offering of Notes is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare the prospectus in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved the Notes or determined if the Company’s final base shelf prospectus, preliminary prospectus supplement or any other applicable shelf prospectus supplement to be filed in connection with the offering of Notes is truthful or complete. Any representation to the contrary is a criminal offence.

The Notes will not be listed or posted for trading on any securities exchange. Accordingly, there will be no market through which the Notes may be sold and purchasers may not be able to resell securities purchased under the prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Exhibit A-7